                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A


                               (FINAL AMENDMENT)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and
                                  Statement on
                                  SCHEDULE 13D
                               (Final Amendment)
                   Under the Securities Exchange Act of 1934


                                 LucasVarity plc
                            (Name of Subject Company)

                                TRW Automotive UK
                                    TRW Inc.
                                    (Bidders)

                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                           G 56955100 (Ordinary Shares)
                      549395101 (American Depositary Shares)
                      (Cusip Number of Class of Securities)

                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3800
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CUSIP NO. G 56955100 (ORDINARY SHARES)
CUSIP NO. 549395101    (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Automotive UK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales


7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,416,479,522 (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]



9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     One hundred percent (100%) of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of May 10, 1999.*


10)  TYPE OF REPORTING PERSON

     CO


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CUSIP NO. G 56955100  (ORDINARY SHARES)
CUSIP NO. 549395101 (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Inc.
     I.R.S. No. 34-0575430

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     BK, 00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio


7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,416,479,522 (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]



9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     One hundred percent (100%) of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of May 10, 1999.*


10)  TYPE OF REPORTING PERSON

     CO
________________________


* Based on 1,416,479,522 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of May 10, 1999.





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This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 initially filed on February 5, 1999 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("TRW"), and TRW Automotive UK, a private unlimited company registered in England and Wales, with the Securities and Exchange Commission in respect of the tender offer for all the outstanding
(i) ordinary shares of 25 pence each of LucasVarity plc and (ii) American Depositary Shares of LucasVarity, each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 6, 1999, the related Letter of Transmittal and the related Form of Acceptance, Authority and Election Relating to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-1. This Final Amendment to the Schedule 14D-1 also constitutes the Final Amendment to the Schedule 13D of TRW with respect to LucasVarity Securities filed with the Commission on March 10, 1999.

Item 6.  Interest in Securities of the Subject Company.

Items 6(a) and 6(b) are hereby amended and supplemented by incorporation by reference of the following information:

As of midnight (London time), 7:00 p.m. (New York City time) on May 10, 1999, all of the LucasVarity Shares (including LucasVarity Shares represented by LucasVarity ADSs) that had not been acquired pursuant to the Offer have been acquired by TRW Automotive UK and will be registered in the name of TRW Automotive UK.


Item 10.  Additional Information.

Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:


The information set forth in Item 6 is incorporated by reference herein.


Item 11.  Material to be filed as Exhibits.

Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:



          (a)(24) Text of press release of TRW, dated May 11, 1999.






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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRW INC.


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary


                                          TRW AUTOMOTIVE UK


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Secretary


Date: May 11, 1999




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                                 EXHIBIT INDEX



          (a)(24) Text of press release of TRW, dated May 11, 1999.